SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION STATEMENT PURSUANT TO RULES 13d-1(a) AND 13d-2(a) UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                           Bear Lake Recreation, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 par value
                         (Title of Class of Securities)

                                   07383D 10 3
                                 (CUSIP Number)

                           Branden T. Burningham, Esq.
                         455 East 500 South, Suite 205,
                    Salt Lake City, UT 84111, (801-363-74ll)

 (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                                September 29, 2005
             (Date of Event which Requires Filing of this Statement)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            (Page 1 of 5 Pages)

     1.  NAME OF REPORTING PERSONS  Derrick M. Albiston
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]
          (b) [ ]

     3.  SEC USE ONLY

     4.  SOURCE OF FUNDS*  OO

     5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  [ ]

     6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

     NUMBER OF SHARES         7.   SOLE VOTING POWER: 1,000,000
     BENEFICIALLY OWNED       8.   SHARED VOTING POWER: 0
     BY EACH REPORTING PERSON 9.   SOLE DISPOSITIVE POWER: 1,000,000
     WITH                     10.  SHARED DISPOSITIVE POWER: 0

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,000,000

     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         22.9%.

     14. TYPE OF REPORTING PERSON
         IN
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                            (Page 2 of 5 Pages)

     Item 1.  Security and Issuer.

              Title of Securities. Common Stock, par value, $0.001 per share. Name of Issuer. Bear Lake Recreation, Inc. ("Bear Lake") Address of Issuer's Principal Executive Office.
              4685 S. Highland Drive, Suite 202, Salt Lake City, Utah 84117.

     Item 2.  Identity and Background.

         (a) Name of Person Filing. This Schedule 13D is being filed for Derrick Albiston.

         (b)  Address.  Mr. Albiston's address is 8346 South Viscounti Drive,
                        Sandy, UT 84093

         (c)  Mr. Albiston is currently our Vice President and a director.

         (d) During the last five years, Mr. Albiston has not been convicted in any criminal proceeding.

         (e) During the last five years, Mr. Albiston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Citizenship.  Mr. Albiston is a citizen of the United States.

     Item 3.  Source and Amount of Funds or Other Consideration

     Bear Lake Recreation authorized the issuance of 1,500,000 shares, 500,000 shares each, to our Company's officers and directors for services valued at $500 each on September 28, 2004. We authorized the issuance of an additional 1,500,000 shares, 500,000 shares each, to our Company's officers and directors for services on September 29, 2005. Pursuant to these issuances Mr. Albiston directly holds 1,000,000 shares of common stock with no indirect holdings.

     Item 4.  Purpose of Transaction.

     The purpose of the issuance was to compensate our officers and directors for services rendered in conjunction with our recent 15c2-11 application with the NASD and maintaining our filings with the Securities and Exchange Commission.

                            (Page 3 of 5 Pages)

     Item 5.  Interest in Securities of the Issuer.

     (a) Amount Beneficially Owned. As of the date hereof Mr. Albiston owns 1,000,000 shares of the issuer's common stock.

          Percent of Class. The shares of common stock held by Mr. Albiston represent approximately 22.9% of the common stock outstanding as of the date hereof.

     (b)  Number of shares as to which such person has:

          Sole power to vote or to direct the vote:  1,000,000
          Shared power to vote or to direct the vote: 0
          Sole power to dispose or to direct the disposition of: 1,000,000 Shared power to dispose or to direct the disposition of: 0

     (c)  N/A

     (d)  N/A

     (e)  N/A

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. Albiston has entered into an agreement with the Company and the Company's Transfer Agent affecting his 1,000,000 shares whereby:

     Mr. Albiston hereby agrees not to publicly resell these securities (in any private sale, the purchaser would be required to acknowledge the following restrictions) without registration under the Securities Act; or there is a declaratory judgment by a federal or state court indicating that registration is not required for resale of these securities and that there is an available exemption from registration under the Securities Act for the resale of these securities.

     Mr. Albiston has agreed and advised Bear Lake and Transfer Agent that they are hereby authorized to place a restriction on the stock certificates referenced hereinon its presentation, reflecting the terms and conditions of this Registration Agreement, and that Bear Lake and transfer agent shall make appropriate notations in the transfer records until one of the foregoing conditions has been met.

     Item 7.  Material to be Filed as Exhibits.

          N/A

                            (Page 4 of 5 Pages)

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 1, 2005

                                     /s/ DERRICK ALBISTON
                                     ---------------------
                                     Derrick Albiston

                            (Page 5 of 5 Pages)